Exhibit 12
PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges
(in millions of dollars)

	Six Months Ended June 30, 2016	Three Months Ended June 30, 2016
Earnings before income taxes	$4,756	$2,530
Add (deduct):
Dividends from less than 50% owned affiliates	85	85
Fixed charges	596	291
Interest capitalized, net of amortization	—	—
Earnings available for fixed charges	$5,437	$2,906
Fixed charges:
Interest incurred	$548	$267
Portion of rent expense deemed to represent interest factor	48	24
Fixed charges	$596	$291
Ratio of earnings to fixed charges	9.1	10.0

Exhibit 12
PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges
(in millions of dollars)

	For the Years Ended December 31,
	2015	2014	2013	2012	2011
Earnings before income taxes	$9,615	$10,650	$12,542	$13,004	$12,542
Add (deduct):
Dividends from less than 50% owned affiliates	127	107	1	—	—
Fixed charges	1,232	1,284	1,216	1,115	1,042
Interest capitalized, net of amortization	(3)	1	4	2	(2)
Earnings available for fixed charges	$10,971	$12,042	$13,763	$14,121	$13,582
Fixed charges:
Interest incurred	$1,137	$1,172	$1,105	$1,009	$940
Portion of rent expense deemed to represent interest factor	95	112	111	106	102
Fixed charges	$1,232	$1,284	$1,216	$1,115	$1,042
Ratio of earnings to fixed charges	8.9	9.4	11.3	12.7	13.0